July 5, 2005


Dr. Morton Reed
President and Chief Executive Officer
LitFunding Corp.
3700 Pecos McLeod Drive, Suite 100
Las Vegas, NV  89121

Via e-mail mr.@litfunding.com and facsimile 702 317-1611
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Dear Mort:

After careful deliberation, I have decided to tender my resignation from the Board of LitFunding Corp. effective immediately.

I am providing a copy of this letter to the other board member, Stanley Weiner as well as Deron Colby Esq. and Mark Weber CPA so they can comply with any necessary reporting requirements.

Thank you again for allowing me to serve the shareholders of LitFunding Corp.


Sincerely,



/s/ Andrew B. Scherr
Andrew B. Scherr


CC:      Stanley Weiner
         Deron Colby
         Mark Weber